Exhibit 99.1

Vesting of awards under the Long Term Incentive Plan

London: Wednesday, March 29, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces that following the publication of the 2016 annual report of Chi-Med on March 27, 2017, the following awards granted under the Long Term Incentive Plan (“LTIP”) on October 19, 2015 in respect of the annual performance targets for the financial year 2014 to Mr. Christian Hogg, Mr. Johnny Cheng and Dr. Weiguo Su were vested on March 28, 2017:-

Award Holders	Number of Ordinary Shares	Number of American depositary shares (“ADS”)
Person Discharging Managerial Responsibilities
Mr. Christian Hogg (Executive Director and Chief Executive Officer)	5,620	3,756
Mr. Johnny Cheng (Executive Director and Chief Financial Officer)	Nil	4,626
Dr. Weiguo Su (Executive Director and Chief Scientific Officer)	Nil	5,476
Total	5,620	13,858

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Christian Hogg

2	Reason for the notification

a)	Position/status	Executive Director and Chief Executive Officer

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of US$1.00 each ADS each representing one half of one Ordinary Share of US$1.00

	Identification code	DI ISIN: KYG4672N1016 ADS ISIN: US44842L1035

b)	Nature of the transaction	Vesting of awards granted on October 19, 2015 in respect of the annual performance targets for the financial year 2014 under Chi-Med's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	5,620 Ordinary Shares
		Nil	3,756 ADS

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2017-03-28

f)	Place of the transaction	London Stock Exchange (XLON) / Nasdaq Stock Market

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Johnny Cheng

2	Reason for the notification

a)	Position/status	Executive Director and Chief Financial Officer

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00

	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction	Vesting of awards granted on October 19, 2015 in respect of the annual performance targets for the financial year 2014 under Chi-Med's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	4,626 ADS

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2017-03-28

f)	Place of the transaction	Nasdaq Stock Market

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Dr Weiguo Su

2	Reason for the notification

a)	Position/status	Executive Director and Chief Scientific Officer

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Hutchison China MediTech Limited

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing one half of one Ordinary Share of US$1.00

	Identification code	ADS ISIN: US44842L1035

b)	Nature of the transaction	Vesting of awards granted on October 19, 2015 in respect of the annual performance targets for the financial year 2014 under Chi-Med's LTIP

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	5,476 ADS

d)	Aggregated information	N/A
— Aggregated volume
— Price

e)	Date of the transaction	2017-03-28

f)	Place of the transaction	Nasdaq Stock Market

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Contacts

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

U.K. and International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500